Fixed Coupon Barrier Notes Linked to the Class A Common Stock of CoreWeave, Inc. Due August 31, 2027

PRODUCT CHARACTERISTICS
•	Fixed Coupons — Investors will receive a Fixed Coupon on each monthly Coupon Payment Date.

•	Contingent Return of Principal at Maturity — If the Final Underlier Value is greater than or equal to the Barrier Value, at maturity, investors will receive the principal amount of their Notes plus the Fixed Coupon otherwise due. If the Final Underlier Value is less than the Barrier Value, at maturity, investors will lose 1% of the principal amount of their Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value and will receive the Fixed Coupon otherwise due.

KEY TERMS
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78018DFQ5
Underlier:	The Class A common stock of CoreWeave, Inc. (Bloomberg symbol “CRWV UW”)
Trade Date:	August 27, 2026
Issue Date:	August 31, 2026
Valuation Date:	August 27, 2027
Maturity Date:	August 31, 2027
Payment of Fixed Coupons:	Investors will receive a Fixed Coupon on each Coupon Payment Date.
Fixed Coupon:	$16.875-$17.708 per $1,000 principal amount of Notes (corresponding to a rate of 1.6875%-1.7708% per month or 20.25%-21.25% per annum), to be determined on the Trade Date
Coupon Payment Dates:	Monthly

KEY TERMS (continued)
Payment at Maturity:

Investors will receive on the Maturity Date per $1,000 principal amount of Notes, in addition to the Fixed Coupon otherwise due:

•     If the Final Underlier Value is greater than or equal to the Barrier Value: $1,000

•     If the Final Underlier Value is less than the Barrier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return)

If the Final Underlier Value is less than the Barrier Value, you will lose a substantial portion or all of your principal amount at maturity.

Barrier Value:	50% of the Initial Underlier Value
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Initial Underlier Value:	The closing value of the Underlier on the Trade Date
Final Underlier Value:	The closing value of the Underlier on the Valuation Date

This document provides a summary of the terms of the Notes. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus, as well as “Selected Risk Considerations” below, before making a decision to invest in the Notes:

https://www.sec.gov/Archives/edgar/data/1000275/000095010326012536/dp251991_424b2-us4434crwv.htm

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $915.00 and $965.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Selected Risk Considerations” section of the accompanying preliminary pricing supplement and the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	You May Lose a Portion or All of the Principal Amount at Maturity.

•	You Will Not Participate in Any Appreciation of the Underlier, and Any Potential Return on the Notes Is Limited.

•	Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes.

•	The Final Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain.

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses.

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date.

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest.

•	You Will Not Have Any Rights to the Underlier.

•	The Underlier Has a Limited Trading History.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments.

•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated.

Royal Bank of Canada has filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this document, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Capitalized terms used in this document without definition are as defined in the accompanying preliminary pricing supplement.

Registration Statement No. 333-275898; filed pursuant to Rule 433